                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC  20549


                               FORM 11-K


                             ANNUAL REPORT
                   PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES AND EXCHANGE ACT OF 1934


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 1997

                                  OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ___________ to ____________

Commission File Number 0-8615


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

    Business Records Corporation 401(k) Retirement Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

       BRC Holdings, Inc.
       1111 West Mockingbird Lane
       Suite 1400
       Dallas, Texas  75247

                The Index to Exhibits appears on Page 17.

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              BUSINESS RECORDS CORPORATION 401(k)
                              RETIREMENT SAVINGS PLAN AND TRUST

                              By Administrative Committee appointed pursuant to the Plan:




                              Thomas E. Kiraly
                              Chief Financial Officer




                              Lisa A. Wigger
                              Corporate Controller




                              Michael D. Collins
                                Director - Employee Benefits, Cash
                                Management and Investments



Date:  May 12, 1998

             BUSINESS RECORDS CORPORATION 401(k) RETIREMENT
                        SAVINGS PLAN AND TRUST

                     INDEX TO FINANCIAL STATEMENTS
                      AND SUPPLEMENTAL SCHEDULES

                                                               Page

Report of Independent Accountants -
  Price Waterhouse LLP                                           4

Financial Statements:

  Statements of Net Assets Available for Plan
    Benefits as of December 31, 1997
    and 1996                                                     5

  Statement of Changes in Net Assets Available
    for Plan Benefits for the Year Ended
    December 31, 1997                                            6

Notes to Financial Statements                                    7

Supplemental Schedules: *

  Line 27a - Schedule of Assets Held for
  Investment Purposes                                           15

  Line 27d - Schedule of Reportable Transactions                16




*Schedules required by the Employee Retirement Income Act of 1974 not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

                    REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Business Records Corporation 401(k)
Retirement Savings Plan and Trust


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Business Records Corporation 401(k) Retirement Savings Plan and Trust at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information presented in Note G is for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Price Waterhouse LLP



Dallas, Texas
April 20, 1998

                      BUSINESS RECORDS CORPORATION
               401(k) RETIREMENT SAVINGS PLAN AND TRUST
         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                     December 31,
                                              1997                1996

ASSETS:

Investments, at market (Note D)            $20,878,860         $20,448,934

Interest receivable                             19,659               6,125

Contributions receivable                       151,130             199,195

  Total assets                              21,049,649          20,654,254

LIABILITIES:

Other payables                                 (51,613)            (64,056)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $20,998,036         $20,590,198


                  See Notes to Financial Statements

                      BUSINESS RECORDS CORPORATION
               401(k) RETIREMENT SAVINGS PLAN AND TRUST
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     Year Ended December 31, 1997



ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Contributions:
    Participants                              $ 2,330,908
    Employer                                      540,495
                                                2,871,403

  Investment income:
    Dividends                                     772,323
    Interest                                      189,684
    Net realized and unrealized
      gains/(losses)                            1,436,757

  Total additions                               5,270,167

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Withdrawals by participants                  (4,862,329)

Net increase in Plan assets                       407,838

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                              20,590,198

End of year                                   $20,998,036


                  See Notes to Financial Statements.

                       BUSINESS RECORDS CORPORATION
                401(k) RETIREMENT SAVINGS PLAN AND TRUST
                      NOTES TO FINANCIAL STATEMENTS

                      Year Ended December 31, 1997

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Business Records Corporation 401(k) Retirement Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a nondiscriminatory retirement and savings plan for all full-time and part-time employees of BRC Holdings, Inc. and subsidiaries (the "Company" or "BRC") who elect to participate and have completed at least six months of service. Employees covered by a collective bargaining agreement are excluded from participation in the Plan if retirement benefits were the subject of good faith bargaining between the employees' representative and the employer and if the agreement does not require the employer to include such employees in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participating employees may elect to make salary reduction contributions to the Plan of up to fifteen percent of annual compensation, as defined by the Plan. The Company is required to make minimum contributions to the Plan in an amount equal to thirty-five percent of employee salary reduction contributions up to six percent of compensation. The Company may, at its discretion, make additional contributions. Employees contributing at the rate of six percent may elect to increase their salary reduction contributions up to an additional nine percent, which is not matched by the Company. Total individual employee contributions may not exceed the maximum dollar per year limit established by the Internal Revenue Code.

The Tax Reform Act of 1986 limits the employer contributions made to the Plan for highly compensated employees. Therefore, the limit on the maximum percentage of compensation of certain highly compensated employees (as defined in Section 414(q) of the Internal Revenue Code) that may be contributed to the Plan may be decreased from time to time as the Administrative Committee determines.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting of employer contributions is graduated based on years of service. A participant is 100% vested after five years of service.

Payment of Benefits

Upon termination of service, participants who are 100% vested may elect to receive either a lump-sum amount equal to the value of their accounts or periodic payments of substantially equal installments at least annually.

Expenses and Forfeitures

Forfeitures are used to reduce the Company's contributions to the Plan. Total forfeitures in 1997 were $82,711 of which $65,121 were utilized for contribution offset.

The Plan requires that the Company pay all administrative fees and expenses related to the Plan.

Amendments

Effective December 31, 1996, the Board of Directors of the Company approved the merger of the Clinical Resource Systems, Inc. ("CRS") 401(k) Plan previously adopted by CRS, a subsidiary of the Company, into the Plan. As a result of that merger, BRC assumed the liabilities of the CRS 401(k) Plan. In addition, the Board of Directors of the Company approved the participation of eligible employees of The Pace Group, Inc., a subsidiary of the Company, to participate in the Plan. All contributions to The Pace Group, Inc. 401(k) Profit Sharing Plan ceased effective December 31, 1996.

Effective January 1, 1997, the Plan was amended to address the divestiture of the Company's Election Business to American Information Systems, Inc., now known as Election Systems and Software, Inc ("ES&S"). This amendment provided employees of BRC transferred to ES&S credit for employment at ES&S for the purpose of determining the vested interest in the Company contribution and matching contribution accounts as if it was employment at the Company and applying the provisions of the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments and Investment Income

The investment in the Company's common stock is valued at the closing price of the stock on the last business day of the year. Investments in the equity funds and the fixed income fund are valued at their quoted market prices on the last business day of the year. Investments in the guaranteed investment contract fund are recorded at cost which approximates market value.

Purchases and sales of securities are reflected on a trade-date basis. The statement of changes in net assets available for plan benefits includes net unrealized appreciation or depreciation for the year on investments held at the end of the year. Any realized gain or loss on sales of investments is based on cost adjusted for unrealized appreciation or depreciation at the beginning of the year. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - TAX STATUS

The Plan complies with federal requirements under ERISA and these financial statements are substantially identical to those prepared for inclusion in the annual report to be filed with the Department of Labor. The Internal Revenue Service has determined and informed the Company by a letter dated June 11, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE D - INVESTMENTS

All investments are held by the Trustee under a trust agreement dated October 1, 1994. The Trustee has authority for the purchase and sale of investments. The Plan provides that employer and employee contributions shall be invested in any one of five different investment funds. The investment funds available are as follows: BRC Stock Fund, Fidelity Magellan Fund, Fidelity Growth and Income Fund, Wells Fargo Stable Asset Fund and Fidelity Intermediate Bond Fund. There were no material changes during the year in investment policy of the Plan with respect to the kind of securities or other investments in which the funds held under the Plan may be invested.

A separate account is maintained for each participant within each fund. The account balances for participants are adjusted quarterly for: (a) participant contributions; (b) participant's share of employer contributions; (c) income; and (d) realized and unrealized gains and losses determined by the percentage which the participant's account balance at the beginning of the quarter bears to the total of all participants' account balances at that date.

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                            Shares, Units or
December 31, 1997                             Face Amount        Value

BRC Holdings, Inc. Common Stock                 102,385       $3,916,226

Fidelity Growth and Income Fund                 193,464       $7,370,995

Fidelity Magellan Fund                           59,257       $5,645,438

Fidelity Intermediate Bond Fund                  82,500       $  839,023

Wells Fargo Stable Asset Fund                 3,103,062       $3,103,062

                                            Shares, Units or
December 31, 1996                             Face Amount        Value

BRC Holdings, Inc. Common Stock                 121,019       $5,415,600

Fidelity Growth and Income Fund                 174,114       $5,350,528

Fidelity Magellan Fund                           64,686       $5,216,950

Fidelity Intermediate Bond Fund                  95,984       $  967,517

First Interstate Bankers GIC Fund             3,134,366       $3,134,366


NOTE E - TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, the Company, by action of the Board of Directors, may terminate the Plan. In the event the Plan is terminated, the participants become fully vested and the net assets of the trust fund are distributed to the participants in proportion to their account balances.

NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                       1997          1996

Net assets available for plan benefits per the
  financial statements                             $20,998,036   $20,590,198
Amounts allocated to withdrawing participants         (311,320)     (269,567)
Net assets available for plan benefits per the
  Form 5500                                        $20,686,716   $20,320,631


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                           December 31,
                                                               1997

Benefits paid to participants per the financial
  statements                                               $ 4,862,329
Add:  Amounts allocated to withdrawing participants
  at December 31, 1997                                         311,320
Less: Amounts allocated to withdrawing participants
  at December 31, 1996                                        (269,567)
Benefits paid to participants per the Form 5500            $ 4,904,082


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE G - FUND INFORMATION

Statement of Net Assets Available for Plan Benefits with Fund Information

                                         Participant Directed

                                 BRC          Fidelity      Fidelity       Wells Fargo       Fidelity
 December 31,                    Stock        Magellan      Growth and     Stable Asset    Intermediate
     1997           Total        Fund           Fund        Income Fund        Fund         Bond Fund


ASSETS:
Investments,
 at market       $20,878,860  $ 3,920,342   $ 5,645,439     $ 7,370,995    $ 3,103,061     $   839,023

Interest
 receivable           19,659           56          (357)             75         15,415           4,470

Contributions
  receivable         151,130       18,562        43,764          61,756         17,445           9,603

Total assets      21,049,649    3,938,960     5,688,846       7,432,826      3,135,921         853,096

LIABILITIES:
Other payables       (51,613)      (9,635)      (13,963)        (18,254)        (7,665)         (2,096)

Net Assets
 Available for
 Plan Benefits   $20,998,036  $ 3,929,325   $ 5,674,883     $ 7,414,572    $ 3,128,256     $   851,000

                                         Participant Directed

                                 BRC          Fidelity      Fidelity       Wells Fargo       Fidelity
 December 31,                    Stock        Magellan      Growth and     Stable Asset    Intermediate
     1996           Total        Fund           Fund        Income Fund        Fund         Bond Fund

ASSETS:
Investments,
 at market       $20,448,934  $ 5,415,888   $ 5,217,138     $ 5,719,106    $ 3,134,475     $   962,327

Interest
 receivable            6,125           47           474             339             52           5,213

Contributions
  receivable         199,195       26,326        62,187          70,447         24,923          15,312

Total assets      20,654,254    5,442,261     5,279,799       5,789,892      3,159,450         982,852

LIABILITIES:
Other payables       (64,056)     (11,233)      (21,673)        (19,786)        (9,694)         (1,670)

Net Assets
 Available for
 Plan Benefits   $20,590,198  $ 5,431,028   $ 5,258,126     $ 5,770,106    $ 3,149,756     $   981,182

Statement of Changes in Net Assets Available for Plan Benefits with Fund
Information
                                            Participant Directed

                                      BRC          Fidelity      Fidelity       Wells Fargo       Fidelity
  December 31,                        Stock        Magellan      Growth and     Stable Asset    Intermediate
     1997                Total        Fund           Fund        Income Fund        Fund         Bond Fund

Additions to
 Net Assets
 Attributed to:

 Contributions:
  Participants       $ 2,330,908  $   329,591   $   679,843     $   891,829    $   294,349     $   135,296
  Employer               540,495       83,293       156,701         200,576         66,690          33,235
                       2,871,403      412,884       836,544       1,092,405        361,039         168,531

 Investment income:
  Dividends              772,323          ---       381,685         332,272            ---          58,366
  Interest               189,684        1,819         1,770           3,668        182,604            (177)
  Net realized
   and unrealized
   gains/(losses)      1,436,757     (829,572)      887,056       1,372,847            ---           6,426

 Total additions       5,270,167     (414,869)    2,107,055       2,801,192        543,643         233,146

Deductions from
 Net Assets
 Attributed to:

 Withdrawals by
  participants        (4,862,329)    (850,731)   (1,508,958)     (1,510,619)      (682,897)       (309,124)

 Transfers by
  participants               ---     (236,103)     (181,340)        353,893        117,754         (54,204)

 Total deduc-
  tions               (4,862,329)  (1,086,834)   (1,690,298)     (1,156,726)      (565,143)       (363,328)

Net increase in
 Plan assets             407,838   (1,501,703)      416,757       1,644,466        (21,500)       (130,182)

Net assets
 available for
 plan benefits:

Beginning of
 year                 20,590,198    5,431,028     5,258,126       5,770,106      3,149,756         981,182

End of year          $20,998,036  $ 3,929,325   $ 5,674,883     $ 7,414,572    $ 3,128,256     $   851,000


                        SUPPLEMENTAL SCHEDULES

                            BUSINESS RECORDS CORPORATION
                     401(k) RETIREMENT SAVINGS PLAN AND TRUST
                           LINE 27a - SCHEDULE OF ASSETS
                           HELD FOR INVESTMENT PURPOSES

                                 December 31, 1997

                            Description of invest-
                            ment including maturity
Identity of issues,         date, rate of interest,
borrower, lesser or         collateral, par, or                                   Current
similar party               maturity value                          Cost           value


*BRC Holdings, Inc.         Common stock                         $ 2,077,171    $ 3,916,226

 Fidelity Growth and        Invests primarily in equity
  Income Fund               securities seeking a combination       5,234,971      7,370,995
                            of current income and capital
                            appreciation

 Fidelity Magellan Fund     Growth fund - long-term investment     4,571,531      5,645,438
                            in primarily equity securities

*Wells Fargo Stable         High quality fixed income and
  Asset Fund                money market securities                3,103,062      3,103,062

 Fidelity Intermediate      Investment grade debt securities -
  Bond Fund                 average maturity of three to ten         843,201        839,023
                            years

  Cash                                                                 4,116          4,116

                                                                 $15,834,052    $20,878,860


*Party-in-interest

                                        BUSINESS RECORDS CORPORATION
                                  401(k) RETIREMENT SAVINGS PLAN AND TRUST
                               LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                        Year Ended December 31, 1997


                   Description of                                                                  Current
                   asset (include                                         Expense                  value of
                  interest rate and                                      incurred                  asset on
 Identity of      maturity in case     Purchase     Selling     Lease       with        Cost of   transaction
party involved       of a loan)         price        price     rental   transaction     asset       date         Net gain


Various           BRC Stock Fund     $      ---   $1,049,308   $  ---   $     ---    $  550,632   $1,049,308    $  498,676

Fidelity          Fidelity Magellan
                  Fund                1,251,933          ---      ---         ---     1,251,933    1,251,933           ---

Fidelity          Fidelity Magellan
                  Fund                      ---    1,703,105      ---         ---     1,432,591    1,703,105       270,514

Various           Short-Term
                  Income Fund         1,529,042          ---      ---         ---     1,529,042    1,529,042           ---

Various           Short-Term
                  Income Fund               ---    1,529,042      ---         ---     1,529,042    1,529,042           ---

Fidelity          Fidelity Growth &
                  Income Fund         2,164,159          ---      ---         ---     2,164,159    2,164,159           ---

Fidelity          Fidelity Growth &
                  Income Fund               ---    1,514,836      ---         ---     1,125,332    1,514,836       389,504

Fidelity          Fidelity Instit.
                  Gov't #57           5,696,571          ---      ---         ---     5,696,571    5,696,571           ---

Fidelity          Fidelity Instit.
                  Gov't #57                 ---    6,065,873      ---         ---     6,065,873    6,065,873           ---

                         INDEX TO EXHIBITS


                                                              Page



               1.  Consent of Price Waterhouse LLP........     18

                  CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of the Business Records Corporation 401(k) Retirement Savings Plan and Trust of Cronus Industries, Inc. of our report dated April 20, 1998 appearing on page 4 of this Form 11-K.



Price Waterhouse LLP



Dallas, Texas
April 20, 1998